Exhibit 10.1

EMPLOYMENT MEMORANDUM

OF UNDERSTANDING

This Memorandum of Understanding supersedes and replaces the understanding of April 2004, is effective as of February 26, 2007, and sets forth the mutual agreement between you and Keystone Automotive Industries, Inc. (“Keystone”) with respect to your employment by Keystone as its President and Chief Executive Officer. Your employment by Keystone is on an at will basis subject to your rights under the Separation Agreement with Keystone entered into and effective February 26, 2007. You agree to perform such duties and acts as may reasonably be required by the Board of Directors, consistent with your position as the Chief Executive Officer, in connection with any aspect of Keystone’s business. In that regard, you agree to devote your entire productive time, ability and attention to, and shall diligently and conscientiously use your best efforts to further, Keystone’s business, and you shall not without the prior written consent or other than at the request of the Board of Directors, perform services of any kind, whether or not for compensation, for any person other than Keystone or its affiliates, which services, in the sole opinion of the Board of Directors, would be reasonably expected to materially interfere with the performance of your duties hereunder. However, you may serve as a member of the Board of Directors or Trustees of one or more charitable or civic organizations without obtaining the approval of the Board of Directors.

During your employment, you shall be entitled to all benefits accorded to executive officers of Keystone, including but not limited to:

•	Health insurance

•	Life insurance in an amount not less than $1 million

•	Up to $10,000 for non-reimbursed medical expenses annually, on a calendar year basis

•	An allowance for one luxury vehicle covering lease payments up to $2,000 monthly and operating costs (including all repair maintenance, fuel and insurance)

•	Tax preparation and estate planning allowance, up to $7,500 annually.

•	Four weeks of vacation pay per year, which does not carryover or accumulate from year-to-year.

•	401k Program

•	Other benefits as offered to Keystone Automotive salaried employees

Beginning with Keystone’s fiscal year 2008, and for each fiscal year during which you are employed thereafter, you shall be entitled to such increase in base compensation as the Board in its sole discretion may deem appropriate. However, for any year in which the net income of Keystone increases by 10% or more compared to the prior year, your base salary shall be increased by a minimum of 5%. Your base salary may not be decreased in any year of your employment below the base salary in effect for the prior year. You will be eligible to earn an annual cash incentive based on Company performance related to metrics pre-determined by the Compensation Committee of the Board of Directors. Your annual cash incentive will have a dollar target that is at least equal to 60% of your base salary.

If the above accurately sets forth our understanding, please sign in the space provided below.

Very truly yours,

/s/ Ronald G. Foster
Ronald G. Foster
Chairman of the Board

Agreed to and accepted:

/s/ Richard L. Keister
Richard L. Keister